wescast industries inc.

WESCAST TO PURCHASE WESLIN FROM LINAMAR

BRANTFORD AND GUELPH, Ontario August 24, 2004 – Linamar Corporation (“Linamar” - TSX: LNR) and Wescast Industries Inc. (“Wescast” - Nasdaq: WCST; TSX:WCS.A) today announced that they have signed an agreement whereby Wescast will acquire all of Linamar’s interest in Weslin Industries Inc. (“Weslin”)

Weslin is a European joint venture operation between Wescast Industries Inc. and Linamar and was established in 1999 for the design, sale and manufacture of exhaust manifolds, turbo charger housings and integrated turbo manifolds for the European light vehicle market.

The transaction is set to close on August 31, 2004.  The purchase price is CDN$53.75 Million.  This purchase and sale will also result in a full settlement of all issues between the parties.

“We are pleased to have amicably resolved the issues between us,” said Linda Hasenfratz, Chief Executive Officer of Linamar. “We worked closely together with Wescast in our partnership and we wish Weslin success moving forward.”

Ed Frackowiak, Chairman and Chief Executive Officer of Wescast, stated that, “with Wescast now owning all of Weslin, we can proceed at full speed with our European strategy and provide our European customers with full service capability.  This is a positive move for both Linamar and Wescast as both of us focus on our core businesses and strategic plans.”

Linamar designs, develops and manufactures precision machined components, modules and systems for engine, transmission and chassis systems primarily for the North American and European automotive marketplace. The company’s industrial division is a world leader in aerial lift platform products.  The company has more than 9,400 employees in 34 manufacturing locations, four research and development centers and eight sales offices in Canada, United States, Mexico, Germany, Hungary and Japan.

Wescast Industries Inc. is the world's largest supplier of exhaust manifolds for passenger cars and light trucks. The company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. Global sales and design activities are coordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Forward Looking Information
Certain information regarding Linamar and Wescast set forth in this document, including management’s assessment of both Companies’ future plans and operations may constitute forward-looking statements. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results may differ materially from these anticipated in the forward-looking statements due to factors such as customer demand and timing of buying decisions, product mix, competitive products and pricing pressure. In addition, uncertainties and difficulties in domestic and foreign financial markets and economies could adversely affect demand from customers. These factors, as well as general economic and political conditions, may in turn have a material adverse effect on both Companies’ financial results. Linamar and Wescast assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward-looking statements.

For further information please contact:

Mr. Edward G. Frackowiak                                                                               Linda Hasenfratz
Chairman and CEO                                                                                           Chief Executive Officer
Wescast Industries Inc.                                                                                      Linamar Corporation
(519)750-0000                                                                                                 (519) 836-7550